February 14, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: John Reynolds, Esq.

Re:	Xenomics, Inc. Form SB-2 filed August 1, 2005 Amendment No. 2 to Form SB-2 filed January 9, 2006 File No. 333-127071

Dear Mr. Reynolds:

This letter sets forth the responses of Xenomics, Inc., a Florida corporation (the “Company” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 2, 2006 concerning the Company’s Registration Statement on Form SB-2 (File No. 333-127071) filed with the Commission on January 9, 2006 (the “Registration Statement”). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in its letter to the Company dated January 9, 2006. References in the text of the responses herein to captions and page numbers are to Amendment No. 3 to Form SB-2 which is being filed herewith. For your convenience, we set forth each comment from your comment letter in bold typeface and include the Company’s response below it.

General

1.	Please clarify throughout what “cGMP” means and who or what authority the guidelines come from.

On page 7 of Amendment No. 3 to Form SB-2 we have defined cGMP and stated that such guidelines are promulgated by the FDA.

2.	The company’s preferred dividend obligation should be discussed in MD&A under Liquidity and Capital Resources. Any arrearages should be indicated.

On page 16 of Amendment No. 3 to Form SB-2 we have added a new paragraph under Liquidity and Capital Resources discussing our preferred dividend obligations and indicating there are no arrearages.

3.	Please remove what appear to be tags of some sort (&ltR&gt) throughout the unmarked EDGAR version of the filing.

We have removed the tags in Amendment No. 3 to Form SB-2.

Risk Factors, page 5

4.	The first risk factor refers to an inception date of April 26, 2002, which appears to be in error; it should reconcile with that used in the financial statements.

On page 5 of Amendment No. 3 to Form SB-2 we have changed the inception date to August 4, 1999.

Executive Compensation, page 27

5.
As previously requested, since none of the persons listed annual salary and bonus exceeded $100,000, clarify the reference to compensation of “$100,000 or more” in the first paragraph. Refer to Item 402(a)(2) of Regulation S-B for the persons required to be listed.

On page 27 of Amendment No.3 to Form SB-2 we have updated the information in the Summary Compensation Table to include the year ended January 31, 2006. We have deleted the 2005 numbers because none of the executives had compensation over $100,000.

6.	In addition, please update all disclosure hereunder for the most recent fiscal year.

As stated in the prior response, we have updated the disclosure for the most recent fiscal year.

Plan of Distribution

7.	The references to “donees, pledgees, transferees or other successors-in-interest” should be removed or a statement added that the identities of such persons will be added by post effective amendment.

On page 40 of Amendment No. 3 to Form SB-2 we have added in the statement that the identities of such persons will be added by a post-effective amendment.

Financial Statements, page F-1

Note 2 - Basis of Presentation, page F-9

8.	We note your response to prior comment 27. Please expand the APB 20 disclosures in Note 2 on page F-9 and Note 6 on page F-28 to show the amount and nature of each material revision. For example, expand the line item, “additional stock-based compensation” to disclose the effect of revisions including:

•	expense recognition for the Trilogy warrants,
•	expense resulting from the use of quoted market price,
•	the application of EITF 96-18 to options granted to non-employees.

For each material revision, describe the original accounting treatment and the nature of the error correction. Disclose both amounts recorded in the financial statements prior to correction, as well as the revised amounts.

On page F-9 and F-28 of Amendment No. 3 to Form SB-2 we have expanded the description of the restatements to include the requested disclosures.

Note 4- Stockholders’ Equity, page F-25

9.
We note your response to prior comment 30. While the agreement may provide that the liquidated damages are required to be paid in cash, the ability to have the registration statement declared effective remains outside of the control of the issuer. We note that the liquidated damages are material and appear to be potentially unlimited, which renders the settlement option of providing unregistered shares to settle the warrants uneconomic. Accordingly, we believe the warrants are required to be initially classified as liabilities under EITF 00-19, and then adjusted to fair value at each subsequent balance sheet date, with changes in fair value reflected in the statement of operations. See paragraphs 14-17 of EITF 00-19. Please revise your financial statements and related disclosures accordingly.

We have amended our Forms 10-QSB for the quarters ended July 31, 2005 and October 31, 2005 to reflect the charge to expense and related liability associated with the warrants issued in connection with the financing transaction on July 13, 2005 in accordance with the provisions of EITF #00-19.

10.
We note your response to prior comment 42. Please revise the statement of stockholders’ equity and the calculation of net loss per share applicable to common shareholders to reflect the dividend, or tell us why you believe that no revisions are required.

On page F-17 and F-20 of Amendment No. 3 to Form SB-2 we have revised the calculation of net loss per share applicable to the common shareholders and the statement of stockholders’ equity.

Part II

Undertakings

11.
In your amended filing, please revise to include the new undertakings that became effective on December 1, 2005. See Questions 3 through 6 in Securities Offering Reform Transition Questions and Answers, which is available on our web site at http://www.sec.gov/divisions/corpfin/transitionfaq.htm. See new Item 5l2(a)(4) and 512(g) of Regulation S-B, which were adopted in Securities Offering Reform, Release No. 33-8591 (July 19, 2005), which is available on our web site at http://www.sec.gov/rules/final/33-8591fr.pdf.

We have reviewed the undertakings set forth in Part II of Amendment No. 3 to Form SB-2 and we believe we are subject to only those undertakings indicated.

Signatures

12.	Please have your Chief Financial Officer and Chief Accounting Officer sign in those capacities.

Our Chief Financial Officer and Principal Financial Officer has signed Amendment No. 3 to Form SB-2.

1934 Act Periodic Reports

13.
We note your response to prior comment 27. We also note that no filings were made under Item 4.02 of Form 8-K relating to the various restatements. Please file the required disclosures under Item 4.02 of Form 8-K as soon as possible.

We have filed all of the relevant Form 8-K’s related to the various restatements.

14.
We note your disclosure under Item 307 of Regulation S-B in each amended periodic report concludes your disclosure controls and procedures were effective. Please tell us the specific factors you considered in determining your disclosure controls and procedures were effective, in light of the restatements to your financial statements disclosed in Note 2 to the financial statements for the year ended January 31, 2005, and in Note 6 to the financial statements for the six months ended July 31, 2005.

Our Chief Executive Officer and Principal Financial Officer have concluded that our disclosure controls and procedures applicable to the preparation of the financial statements for the year ended January 31, 2005 and the six months ended July 31, 2005 were effective at the time those financial statements were filed and have reaffirmed those conclusions in amended filings. The following paragraph provides information necessary for an understanding of the Company's position on this topic.

The financial statements included in the amended filings were restated in connection with deferred founders compensation, purchased in-process research and development, and stock-based compensation. The restatement adjustment for the first topic was not material in nature to the operating results for the year ended January 31, 2005. The restatement adjustment for the second topic involved the interpretation and application of accounting principles applicable to the accounting for a business combination. Specifically, the Company accounted for the acquisition of the Xenomics operating company by Used Kar Parts, Inc. as a conventional acquisition. Upon subsequent re-examination of the circumstances, it was deemed that this transaction would be appropriately accounted for as a reverse merger. The restatement adjustment for the third topic involved the determination of the most appropriate value of the Company's common shares to be used in the calculation of stock compensation. Specifically, the Company elected to use $1.95 per share for such calculations rather than the quoted market price with a simple average of $3.70 during the applicable period. The Company viewed the former amount was a better representation of the Company's value since $5.3 million was raised from new investors at that price while the latter was the result of very limited trading of the Company's stock, frequently only a few hundred shares per day, in the over-the-counter-market.

As previously indicated, the restatement for the first topic was not material in nature. The restatement for the second and third topics and the accounting related thereto required professional and business judgment and were thoroughly discussed with the Company's Chief Executive Officer and Independent Registered Public Accounting Firm prior to the filing of the original financial statements. Review of these topics at the highest level of the Company coupled with reliance upon the Independent Registered Public Accounting Firm are the two primary factors considered in the development of the Company's statements regarding the effectiveness of disclosure controls and procedures.

Very truly yours,

/s/ Jeffrey J. Fessler